January 11, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Denbury Resources Inc. Registration Statement on Form S-4 Filed December 7, 2009 File No. 333-163521
Dear Mr. Schwall:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated December 31, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Registration Statement on Form S-4
Selected Historical Consolidated Financial Data, page 17
1.	We note from your disclosure under this heading that Encore’s historical financial information has been recast for the adoption of new accounting guidance surrounding equity-based payment transactions in the calculation of earnings per share and noncontrolling interests in consolidated financial statements. Please tell us how you considered the need to place the revised financial statements for Encore on file.
Response:
     The Selected Historical Consolidated Financial Data for Encore as of and for the nine months ended September 30, 2009 and 2008 was derived from Encore’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. This Quarterly Report was prepared in conformity with new guidance on the accounting for noncontrolling interests issued by the Financial Accounting Standards Board (“FASB”) in the “Consolidations” topic of the Financial Accounting Standards Codification (“FASC”) and new guidance on the accounting for the treatment of equity-based payment transactions in the calculation of earnings per share issued by the FASB in the “Earnings per Share” topic of the FASC, both of which were retroactively effective as of January 1, 2009. Encore believed it to be appropriate to revise the information presented for Encore for annual periods prior to 2009 in the Selected Historical Consolidated Financial Data table to provide consistency for all periods reported by them under currently existing generally accepted accounting principles included in the Selected Historical Consolidated Financial Data table. The adjustments to Encore’s earnings per share impacted Encore’s basic earnings per share by less than 2.0% in all periods and Encore’s diluted earnings per share by 3.1% during the year ended December 31, 2007 and by less than 1% in all other periods. Due to the immateriality of the adjustments, Encore did not consider it necessary to file revised historical financial statements with the Commission to reflect the above mentioned revisions.
Unaudited Pro Forma Combined Oil and Natural Gas Reserve Data, page 30
2.	Please tell us how you considered including pro forma reserve information for each period you provided a pro forma income statement.
Response:
     Denbury and Encore utilize independent petroleum engineers to prepare net proved oil and natural gas reserve estimates annually at December 31 of each year. The most recent reserve report prepared by independent engineers for each company was prepared as of December 31, 2008. We consider the December 31, 2008 pro forma reserve information to be beneficial to both Encore and Denbury shareholders and the most reliable form of presentation for such information and, therefore, did not disclose pro forma reserve estimates as of September 30, 2009 due to the fact that 1) at September 30, 2009 independent petroleum engineers have not prepared a full company reserve report of either company and 2) as is common practice by virtually all peers of both companies, in its SEC filings neither company has previously disclosed full company historical oil and natural gas reserve estimates other than those prepared by independent petroleum engineers, which are only prepared as of December 31 of each year.
Unaudited Comparative Per Share Data, page 31
3.	Please clarify why the Equivalent Pro Forma per share information is meaningful to investors.
Response:
     The Equivalent Pro Forma per share information was provided pursuant to the instructions to Form S-4, Item 3(f). We believe that this is required because the assumed exchange ratio provides that 70% of the consideration to be received by Encore stockholders is to consist of Denbury common shares. The disclosure is meaningful to Encore shareholders as it provides them a pro forma earnings per share that is equated to the respective earnings per share for one share of Encore stock. We will revise our disclosure on page 31 of the Form S-4 to include the following disclosure:
The Equivalent Pro Forma Net Income (Loss) Per Share represents pro forma earnings per share that is equated to the respective earnings per share for one share of Encore common stock.

Unaudited Pro Forma Combined Financial Information, page F-2
Note 2 – Unaudited Pro Forma Combined Balance Sheet, page F-9
4.	Please disclose the expected useful lives or amortization periods of significant assets acquired. In addition, if amortization of purchase adjustments is not straight-line, the effect on operating results for the five years following the acquisition should be disclosed, if material. Refer to Rule 11-02(b), Instruction (2) of Regulation S-X. In addition, please tell us how you considered disclosing the pro forma oil and natural gas depletion rate.
Response:
     In the pro forma financial information presented, the depreciable/amortizable assets acquired, other than oil and natural gas properties, represent less than 0.2% of Denbury’s pro forma combined total assets. As a result, we consider the assets to be insignificant and the related impact to our results of operations during the five years following the acquisition to be immaterial.
     In reference to the comment as it relates to disclosure of the pro forma oil and natural gas depletion rate, we will revise our disclosure in pro forma footnote 3(c) on page F-13 to include such information. The revised footnote 3(c) will read as follows:
Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity’s depletion expense under the full cost method of accounting for oil and natural gas properties. The pro forma depletion adjustment utilizes a depletion rate of $15.14 per BOE for the nine months ended September 30, 2009 and $13.54 per BOE for the year ended December 31, 2008.
Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page F-11
5.	We note a portion of your pro forma adjustment (a) includes the elimination of deferred financing costs on Encore long-term debt. Please tell us whether this adjustment includes the deferred financing costs for the portion of Encore’s credit facilities and 9.5% Senior Subordinated Notes that you assume will not be repaid as part of this transaction.
Response:
     We confirm that the adjustment includes deferred financing costs for the portion of Encore’s credit facilities and 9.5% Senior Subordinated Notes that we assume will not be repaid as part of this transaction as we consider the deferred financing costs to have no independent fair value. The fair value of the 9.5% Senior Subordinated Notes was estimated by multiplying the par value of notes outstanding by the current trading price (106.25%) of the 9.5% Senior Subordinated Notes as of November 27, 2009, the latest practicable date prior to the date we filed the initial Registration Statement on Form S-4. Upon filing an amended Form S-4 with the Commission, we will consider modifying the pro forma financial information if the current trading price of Encore’s 9.5% Senior Subordinated Notes materially changes from the trading prices as of November 27, 2009.

6.	Please tell us how your assumption related to whether or not each tranche of Encore debt will be redeemed meets the “factually supportable” criteria in Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to pro forma adjustment (h).
Response:
     In the unaudited pro forma combined financial information, each tranche of Encore debt that is assumed to be redeemed includes a Change in Control provision within the existing indenture whereby, in the instance of the proposed merger, a holder of Encore senior subordinated notes has the right to cause the Company to repurchase the holder’s notes at a repurchase price of 101% of the principal amount of the notes plus accrued and unpaid interest. In considering whether we believed it was factually supportable that the noteholder would exercise the noteholder’s contractual right to put his notes for redemption, we considered the current trading price of each tranche of Encore’s debt. The trading prices of Encore’s Senior Subordinated Notes as of the latest practicable date prior to the date we filed our initial Registration Statement on Form S-4 were as follows:

Trading Price at
Notes	November 27, 2009
6% Senior Subordinated Notes	99.875
6.25% Senior Subordinated Notes	97.296
7.25% Senior Subordinated Notes	100.25
9.5% Senior Subordinated Notes	106.25
     In instances in which the current trading price of Encore’s debt is less than 101%, we believe it is factually supportable to assume that a noteholder will exercise the change of control put option which is contractually provided because it would be economically advantageous to the noteholder making such exercise. This presentation results in higher interest expense for the merged entity as interest on the new debt incurred to redeem Encore’s Senior Subordinated Notes accrues at a higher rate. Upon filing an amended Form S-4 with the Commission, we will modify the pro forma financial information if the current trading price of any tranche of Encore’s senior subordinated notes is substantially different from the trading prices as of November 27, 2009.
     We believe adjustment (h) to the Unaudited Pro Forma Combined Balance Sheet is factually supportable and in compliance with Rule 11-02(b)(6) because 1) the banking fees of $25.4 million are supported by written contracts with the respective banking entities, 2) fees incurred by accounting firms are supported by engagement letters and approval from the Audit Committee of Denbury’s Board of Directors and 3) legal fees are being incurred by firms engaged contractually by Denbury to perform merger-related services. Contractual expenses have been or will be paid upon consummation of the merger.

Note 3 – Unaudited Pro Forma Combined Statements of Operations, page F-13
7.	Please revise footnote 3(a) to separately disclose the amounts in each of the bulleted adjustments.
Response:
     We will revise the Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2009 and the Year Ended December 31, 2008 to include a new third column titled, “Pro Forma Reclassification Adjustments” as presented in Appendix A. This will have the effect of quantifying each reclassification entry noted below.
     We will revise footnote 3(a) to the Unaudited Pro Forma Combined Financial Information to read as follows:
     Adjustments (a) – (h) to the Statement of Operations for the nine months ended September 30, 2009 and the year ended December 31, 2008 include reclassifications required to conform Encore’s revenue and expense items to Denbury’s presentation as follows:
(a)	Represents the reclassification of Encore’s oil and natural gas product sales to conform to Denbury’s presentation.

(b)	Represents the reclassification of marketing revenue and gains on sale of other assets to conform to Denbury’s presentation.

(c)	Represents the reclassification of the impairment charge related to pipe inventory to “Lease Operating Expense” to conform to Denbury’s presentation.

(d)	Represents the reclassification of severance taxes to “Production taxes and marketing expense” and the transfer of ad valorem taxes to “Lease operating expense” to conform to Denbury’s presentation.

(e)	Represents the reclassification of transportation costs to “Production Taxes and Marketing Expenses” to conform to Denbury’s presentation.

(f)	Represents the reclassification of marketing expenses to “Production Taxes and Marketing Expenses” to conform to Denbury’s presentation.

(g)	Represents the reclassification of franchise taxes and bad debt expense to “General and administrative” expenses to conform to Denbury’s presentation.

(h)	Represents the reclassification of accretion expense on Encore’s asset retirement obligations to “Depletion, depreciation and amortization” expense to conform to Denbury’s presentation.
We will revise the remainder of Footnote 3 to renumber and repeat disclosure previously disclosed as adjustments (b) – (i) in our Registration Statement on Form S-4 filed December 7, 2009.

8.	Please describe the nature of the other costs that are being capitalized as part of pro forma adjustment (b) and include sufficient detail to demonstrate that capitalization of the costs is consistent with the guidance of Rule 4-10(c)(2) of Regulation S-X.
Response:
     We will revise the description contained in pro forma adjustment (b) to read as follows:
“Represents the capitalization of unsuccessful exploration costs, geological and geophysical costs and delay rentals attributable to the development of oil and gas properties in accordance with the full cost method of accounting for oil and natural gas properties.”
9.	Please clarify why adjustment (c) results in a decrease to pro forma depreciation, depletion and amortization expense for the nine months ended September 30, 2009, but it results in an increase to pro forma depreciation, depletion and amortization expense for the fiscal year ended December 31, 2008.
Response:
     Upon further review of the pro forma depreciation, depletion and amortization calculation, the Company has refined its pro forma adjustment, which does not result in a material change to Denbury’s pro forma combined amounts previously disclosed. The revised pro forma adjustment, which we will incorporate into our amended Registration Statement on Form S-4, will result in a decrease in depreciation, depletion and amortization of $12.3 million for the nine months ended September 30, 2009 and $3.2 million for the year ended December 31, 2008. The revised pro forma combined depreciation, depletion and amortization expense reflects a pro forma combined depletion rate of $15.14 per BOE for the nine months ended September 30, 2009 and $13.54 per BOE for the year ended December 31, 2008, as compared to Encore’s historical depletion rate of $18.88 per BOE and $15.80 per BOE for the respective periods. The pro forma adjustment to depreciation, depletion and amortization reduced historical expense primarily because Encore’s historical depletion rate, as calculated under the successful efforts method of accounting for oil and gas properties (on a field-by-field basis), exceeded the estimated pro forma combined depletion rate, as calculated in accordance with the full cost method of accounting (single full cost pool).
10.	Please tell us why you believe pro forma adjustment (d) meets the “factually supportable” criteria in Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to pro forma adjustment (i). As part of your response, tell us whether the restricted stock discussed in pro forma adjustment (i) has already been granted to Encore employees.
Response:
     The Merger Agreement states that the directors and officers of Denbury will continue in their roles as directors and officers of Denbury after its acquisition of Encore. Given that the roles of the named executive officers of the two merging companies are substantially the same, Encore’s named executive officers will not retain their roles or titles post-merger. Encore’s Employee Severance Protection Plan provides benefits for individuals who are not offered post-merger positions with similar roles, titles or duties. As a result, Denbury included severance benefits for Encore’s named executive officers of $37.9 million in our estimate of the Encore purchase price (see Note 2 – Unaudited Pro Forma Combined Balance Sheet, page F-9). Given that 1) the payment of severance to Encore’s named executive officers is contractually based, 2) Denbury senior management has stated publicly and discussed with Encore’s senior management its intent to sever their employee relationship in conjunction with the merger and 3) the severance package is economically favorable to Encore’s named executive officers, we believe the exclusion of the future salaries of Encore’s named executive officers is factually supportable, is consistent with our inclusion of the severance benefits included within the purchase price as it relates to the pro forma balance sheet presentation, and, accordingly, is in compliance with Rule 11-02(b)(6) of Regulation S-X.

     The restricted stock awards discussed in pro forma adjustment (i) have not yet been granted to Encore employees. The Merger Agreement anticipates that Encore will grant equity incentive awards in the form of restricted stock to its employees at a predetermined target level. The Merger Agreement dictates that the awards will be granted prior to the effective time of the merger. We consider it factually supportable that these grants will be made.
     Presuming the answers to the comments of the Staff are satisfactory, we would anticipate a prompt filing of an amendment to the Form S-4 with a request for an acceleration of the effectiveness of the registration statement along with the required representations. Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer

APPENDIX A
Unaudited Pro Forma Combined
Statement of Operations for the Nine Months Ended September 30, 2009

			Pro Forma
	Denbury		Reclassification		Pro Forma		Denbury
	Pro Forma	Encore	Adjustments		Adjustments		Pro Forma
	(Note 4)	Historical	(Note 3)		(Note 3)		Combined
	(In thousands, except per share amounts)
Revenues and other income
Oil, natural gas and related product sales	$538,112	$—	$461,823	(a)	$—		$999,935
CO2 sales and transportation fees	9,708	—	—		—		9,708
Interest income and other	1,948	1,811	2,104	(b)	—		5,863
Oil revenue	—	374,915	(374,915	) (a)	—		—
Natural gas revenue	—	86,908	(86,908	) (a)	—		—
Marketing revenue	—	2,008	(2,008	) (b)	—		—

Total revenues	549,768	465,642	96		—		1,015,506

Expenses
Lease operating expenses	228,141	122,817	6,538	(c)	—
			9,082	(d)	—		366,578
Production taxes and marketing expenses	19,946	—	38,992	(d)	—
			12,101	(e)	—
			1,612	(f)	—		72,651
Transportation expense — Genesis	6,143	—	—		—		6,143
CO2 operating expenses	3,442	—	—		—		3,442
General and administrative	79,828	40,743	1,377	(g)	(5,142	) (i)	116,806
Interest, net of amounts capitalized	34,095	57,009	—		64,811	(j)	155,915
Depletion, depreciation and amortization	163,275	217,361	1,798	(h)	(12,289	) (k)	370,145
Commodity derivative expense (income)	177,061	(741)	—		—		176,320
Production, ad valorem, and severance taxes	—	48,074	(48,074	) (d)	—		—
Exploration	—	43,801	—		(43,801	) (l)	—
Marketing	—	1,612	(1,612	) (f)	—		—
Other operating	—	29,419	96	(b)	(7,701	) (m)
			(6,538	) (c)	—
			(12,101	) (e)	—
			(1,377	) (g)	—
			(1,798	) (h)	—		—

Total expenses	711,931	560,095	96		(4,122)		1,268,000

Equity in net income of Genesis	5,802	—	—		—		5,802

Income (loss) before income taxes and noncontrolling interest	(156,361)	(94,453)	—		4,122		(246,692)

Income tax provision (benefit)	(60,362)	(25,254)	—		1,546	(n)	(84,070)
Noncontrolling interest	—	(9,669)	—		(1,107	) (o)	(10,776)

Net income (loss)	$(95,999)	$(59,530)	$—		$3,683		$(151,846)

Net loss per common share — basic	$(0.39)						$(0.39)

Net loss per common share — diluted	$(0.39)						$(0.39)

Weighted average common shares outstanding
Basic	246,156				145,289	(p)	391,445
Diluted	246,156				145,289	(p)	391,445

Unaudited Pro Forma Combined
Statement of Operations for the Year Ended December 31, 2008

			Pro Forma
	Denbury		Reclassification		Pro Forma		Denbury
	Pro Forma	Encore	Adjustments		Adjustments		Pro Forma
	(Note 4)	Historical	(Note 3)		(Note 3)		Combined
	(In thousands, except per share amounts)
Revenues and other income
Oil, natural gas and related product sales	$1,112,149	$—	$1,124,922	(a)	$—		$2,237,071
CO2 sales and transportation fees	13,858	—	—		—		13,858
Interest income and other	4,834	3,898	10,972	(b)	—		19,704
Oil revenue	—	897,443	(897,443)	(a)	—		—
Natural gas revenue	—	227,479	(227,479)	(a)	—		—
Marketing revenue	—	10,496	(10,496)	(b)	—		—

Total revenues	1,130,841	1,139,316	476		—		2,270,633

Expenses
Lease operating expense	283,509	175,115	14,151	(d)	—		472,775
Production taxes and marketing expenses	43,144	—	96,493	(d)	—
			11,375	(e)	—
			9,570	(f)	—		160,582
Transportation expense — Genesis	7,982	—	—		—		7,982
CO2 operating expenses	4,216	—	—		—		4,216
General and administrative	60,374	48,421	1,391	(g)	(4,253	) (i)	105,933
Interest	29,003	73,173			75,550	(j)	177,726
Depletion, depreciation and amortization	177,540	228,252	1,361	(h)	(3,244	) (k)	403,909
Commodity derivative income	(200,053)	(346,236)	—		—		(546,289)
Abandoned acquisition cost	30,601	—	—		—		30,601
Ceiling test write-down	226,000	—	—		—		226,000
Production, ad valorem, and severance taxes	—	110,644	(110,644)	(d)	—		—
Impairment of long-lived assets	—	59,526	—		—		59,526
Exploration	—	39,207	—		(39,207	) (l)	—
Marketing	—	9,570	(9,570)	(f)	—		—
Other operating	—	14,959	(11,375)	(e)	(1,308	) (m)
			(1,391)	(g)	—
			(1,361)	(h)	—
			476	(b)	—		—

Total expenses	662,316	412,631	476		27,538		1,102,961

Equity in net income of Genesis	5,354	—	—		—		5,354

Income (loss) before income taxes and noncontrolling interest	473,879	726,685	—		(27,538)		1,173,026

Income tax provision (benefit)	178,699	241,621	—		(10,327	) (n)	409,993
Noncontrolling interest	—	54,252	—		(3,373	) (o)	50,879

Net income (loss)	$295,180	$430,812	$—		$(13,838)		$712,154

Net income per common share — basic	$1.21						$1.83

Net income per common share — diluted	$1.17						$1.79

Weighted average common shares outstanding
Basic	243,935				145,289	(p)	389,224
Diluted	252,530				145,417	(q)	397,947